Connectivity Unlimited™

February 15, 2010

Via EDGAR

Jeffrey Jaramillo, Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3030

Washington, D.C.  20549-3030

Re:                            MRV Communications, Inc.

Form 10-K for the year ended December 31, 2008

Filed October 8, 2009

File No. 001-11174

Dear Mr. Jaramillo:

The staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued a comment letter, dated January 22, 2010, in respect of the above referenced filing by MRV Communications, Inc. (the “Company”).  For the convenience of the Staff, your comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the year ended December 31, 2008

Financial Statements

Statement of Cash Flows, page 93

1.               Comment:  We note from your response to our prior comment 1 that the predominate source of cash flow activities related to time deposits in 2008 was certificates of deposit securing standby letters of credit and that you treat the restriction of cash to secure a standby letter of credit as an operating activity unless the standby letter of credit is securing an underlying financing or investing activity.  As we note that usually restricted cash vehicles, such as escrow accounts or stand-by letters of credit agreements, require you to “invest” your cash in another asset which will be held for a specific purpose, please describe the unique terms or the circumstances surrounding each of these transactions that resulted in the changes in your restricted cash (i.e., your time deposits) being an operating or a financing activity.

•                  For example, please address how cash invested in a certificate of deposit and restricted in order to serve as a guarantee for your trade agreements with customers or to guarantee borrowings of another entity - Fiberxon - would constitute a use of cash for an operating activity.  Explain whether the funds held in the time deposits were later used to settle the trade agreements or to payoff the Fiberxon borrowings.

•                  Similarly, please describe the unique circumstances surrounding the terms of your arrangement that required you to restrict cash (i.e., in time deposits) as collateral for lines of credit and explain why that use of cash would constitute a financing activity. Tell us

MRV Communications, Inc.             20415 Nordhoff Street   Chatsworth, CA 91390   t:818 773 0900   f:818 773 0906   w: mrv.com

whether the amounts held in the time deposits were used or will be used to payoff the lines of credit.

Please refer to FASB ASC Topic 230.

Response:  FASB ASC Topic 230-10-45-17f indicates that “all other cash payments that do not stem from transactions defined as investing or financing activities” are cash outflows from operating activities.  The Company does not believe that its restriction of cash in 2007 to secure the standby letter of credit obtained in support of Fiberxon constitutes an investing or financing activity.  At the time the standby letter of credit was issued, the Company had executed an agreement to acquire Fiberxon, but the acquisition had not yet closed.  Fiberxon did not have sufficient cash to continue its operations.  The standby letter of credit was part of a support agreement among the Company, Fiberxon, and Fiberxon’s bank which allowed Fiberxon to borrow the funds needed to maintain liquidity.

When the standby letter of credit was issued, the agreement required the Company to transfer money to a restricted certificate of deposit (CD) account that was subject to an agreement which pledged it as collateral for the standby letter of credit; thus, the restriction of the cash and the investment in the CD happened concurrently.  The transfer of funds to the restricted account required a change in the balance sheet classification to segregate the funds from “cash and cash equivalents.”  Accordingly, ASC 230-10-45-4 required the explanation of the change in cash and cash equivalents caused by this obligation.  Since there was not an underlying investing or financing activity associated with the standby letter of credit, the Company believes the treatment as an operating activity was appropriate.  The Company does not consider the transfer to the CD account as an investing activity as the cash was restricted when the CD was purchased and the investment of restricted cash is not presented on the statement of cash flows.  The cash restricted by the standby letter of credit was not used to pay obligations of Fiberxon.  When the standby letter of credit expired in 2008, cash was withdrawn from the restricted account and the Company treated the change in cash and cash equivalents caused by the revised balance sheet classification in the same manner: in cash flow from operations.

The remaining change in time deposits in 2007 and 2008 ($1.1 million and $0.8 million, respectively) principally related to letters of credit related to trade agreements with vendors.  The cash securing these letters of credit was not used to pay these obligations.  Rather, the trade obligations were paid in the normal course and the standby letters of credit expired without having been drawn.

During the nine months ended September 30, 2009, the Company entered into agreements with the Bank of China under which cash deposits were made to secure lines of credit.  When the lines of credit mature, the bank will debit the cash accounts to repay the lines of credit.  In the statements of cash flows for these interim periods, the Company classified the change in time deposits related to these agreements as financing activities because there was a direct underlying financing transaction.

If you have any further comments or questions, please do not hesitate to contact me at (818) 773-0900, ext. 243 or cking@mrv.com.

Sincerely,

/s/ Chris King
Chris King
Chief Financial Officer

cc:                         Andri Boerman

Martin F. James

Division of Corporate Finance

Michael Schoenfeld

Ernst & Young LLP